                      SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13D/A*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             *(Amendment No. 3)

                                 Worldtex, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   981907108
                                 (CUSIP Number)

                                 William Ehrman
            350 Park Avenue, 11th Fl., New York, NY 10022 (212) 755-9000
                     (Name, address and telephone number of person
                    authorized to receive notices and communications)

                                 May 22, 2000
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 31 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 EGS Associates, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,083,430
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,083,430
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,083,430
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 7.6%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 EGS Partners, L.L.C.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 19,660
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 19,660
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 19,660
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 .1%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
------------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Bev Partners, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 414,947
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 414,947
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 414,947
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 2.9%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Jonas Partners, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 New York
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 21,500
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 21,500
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 21,500
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 0.2%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 William Ehrman
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,539,537
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,539,537
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,539,537
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 10.8%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Frederic Greenberg
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,539,537
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,539,537
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,539,537
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 10.8%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Julia Oliver
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,539,537
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,539,537
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,539,537
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 10.8%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Jonas Gerstl
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 AF, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,539,537
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,539,537
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,539,537
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 10.8%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 EGS Management, L.L.C.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a)  [ ]
                                                             (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 WC, OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,519,877
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,519,877
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,519,877
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 10.6%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 00
------------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D initially filed by (i) EGS Associates, L.P. ("EGS Associates") (ii) EGS Partners, L.L.C.("EGS Partners"), (iii) Bev Partners, L.P. ("Bev Partners"), (iv) Jonas Partners, L.P. ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Julia Oliver,(viii) Jonas Gerstl and (ix) EGS Management, L.L.C.("EGS Management") (collectively, the "Reporting Persons") on February 28, 2000 and amended by Amendment No. 1 on April 3, 2000 (as amended, the "Schedule 13D") relating to the common stock, $.01 par value (the Common Stock") issued by Worldtex, Inc., a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 2 as follows:

ITEM 2.     Identity and Background.

Item 2 is hereby amended as follows:

As of May 22, 2000, a managed account terminated the authority of EGS Partners to manage the investments of such managed account and withdrew the voting securities from the custody and control of EGS Partners and the individual Reporting Persons such that EGS Partners and the individual Reporting Persons ceased to beneficially own the shares.



ITEM 3.     Source and Amount of Funds and Other Consideration.

None


ITEM 5.      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

     (a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person herein is based on 14,271,171 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 14, 2000, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended June 30, 1999.

     As of the close of business on September 20, 2000:

          (i) EGS Associates owns beneficially 756,830 shares of Common Stock, constituting approximately 5.3% of the shares outstanding.

          (ii)  EGS Partners owns directly no shares of Common Stock.
By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 15,060 shares, constituting less than 1% of the shares outstanding, purchased for discretionary accounts managed by it.

          (iii) Bev Partners owns beneficially 290,747 shares of Common Stock, constituting approximately 2.0% of the shares outstanding.

          (iv) Jonas Partners owns beneficially 16,900 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (v) Messrs. Ehrman, Greenberg and Gerstl and Ms. Oliver own directly no shares of Common Stock.

          (vii) EGS Management owns directly no shares of Common Stock. By reason of provisions of Rule 13d-3 of the Act, EGS Management may be deemed to own beneficially the 1,064,477 shares beneficially owned by EGS Associates, BEV Partners and Jonas Partners.

          (viii) By reason of the provisions of Rule 13D-3 of the Act, each of the Managing Members may be deemed to own the 756,830 shares of Common Stock beneficially owned by EGS Associates, the 15,060 shares beneficially owned by EGS Partners, the 290,747 shares beneficially owned by Bev Partners and the 16,900 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, EGS Management, Bev Partners and Jonas Partners are aggregated, they total 1,079,537 shares of Common Stock, constituting approximately 7.6% of the shares outstanding.

          (ix) In the aggregate, the Reporting Persons own beneficially a total of 1,079,537 shares of Common Stock, constituting approximately 7.6% of the shares outstanding.

     (b) The trading dates, number of shares purchased or sold and price per share for all transactions in the Common Stock since close of business March 27, 2000 by EGS Associates, EGS Partners, Bev Partners and Jonas partners, L.P. are set forth in Schedules A, B, C and D and, except as indicated, were all effected in the over-the-counter market. During such period, Messrs. Greenberg, Gerstl and Lautman and Ms. Oliver, did not enter into any transactions in the Common Stock.

     (c) Subject to Item 6 below, each of EGS Associates, EGS Partners, Bev Partners and Jonas Partners has the power to vote on all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the Managing Members. Each of the discretionary accounts is party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

     (d) No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Under the Standstill Agreement, the Reporting Persons agreed, among other things, not to (i) acquire additional shares of Common Stock, (ii) encourage other persons to acquire Common Stock, (iii) submit or encourage a proposal for the acquisition of the Company, (iv) make any solicitation of proxies for Common Stock, (v) sell any Common Stock, except sales of not more than 5% of the outstanding shares in any 90 day period so long as the buyer is not and will not thereby become the beneficial owner of 5% or more of the Common Stock or (vi) submit any shareholder proposal. In addition, each Reporting Person agreed to vote the Common Stock beneficially owned by it, at its option, (i) in the manner recommended by the Company's Board of Directors or (ii) in the same proportion as the votes of other holders of Common Stock. The Reporting Persons also agreed to make payment to the Company aggregating $800,000, in reimbursement of certain current and future expenses. The term of the Standstill Agreement is ten years.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

     None

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 21, 2000


                             /s/ William Ehrman
                            --------------------------------
                            William Ehrman, individually and as Managing
                            Member of EGS Management, L.L.C. on behalf
                            of EGS Management, L.L.C. and on behalf of
                            EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS, L.P., and as a member of EGS PARTNERS, L.L.C.


                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually


                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually


                            /s/ Julia Oliver
                            --------------------------------
                            Julia Oliver, individually

                                 Schedule A
                                 ----------

                            EGS Associates, L.P.
                            --------------------

                      Transactions in the Common Stock


                                                    Price Per Share
  Date of                  Number of                  (including
Transaction          Shares Purchased/(Sold)     Commissions, if any)
---------------------------------------------------------------------------
   9/20/00                  (326,600)                    .375

                                 Schedule B
                                 ----------

                            EGS Partners, L.L.C.
                            --------------------

                      Transactions in the Common Stock


                                                    Price Per Share
  Date of                  Number of                  (including
Transaction          Shares Purchased/(Sold)     Commissions, if any)
---------------------------------------------------------------------------
   9/20/00                   (4600)                      .375

                                 Schedule C
                                 ----------

                             Bev Partners, L.P.
                            --------------------

                      Transactions in the Common Stock


                                                    Price Per Share
  Date of                  Number of                  (including
Transaction          Shares Purchased/(Sold)     Commissions, if any)
---------------------------------------------------------------------------
   9/20/00                  (124,200)                    .375

                                 Schedule D
                                 ----------

                            Jonas Partners, L.P.
                            --------------------

                      Transactions in the Common Stock


                                                    Price Per Share
  Date of                  Number of                  (including
Transaction          Shares Purchased/(Sold)     Commissions, if any)
---------------------------------------------------------------------------
   9/20/00                   (4,600)                     .375

              PURSUANT TO RULE 13D-1(F) 1

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: September 21, 2000


                             /s/ William Ehrman
                            --------------------------------
                            William Ehrman, individually and as Managing
                            Member of EGS Management, L.L.C. on behalf
                            of EGS Management, L.L.C. and on behalf of
                            EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS, L.P., and as a member of EGS PARTNERS, L.L.C.


                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually


                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually


                            /s/ Julia Oliver
                            --------------------------------
                            Julia Oliver, individually














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